December 7, 2007
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:              Jeffrey Riedler, Assistant Director
Jennifer Riegel, Attorney
Michael Reedich, Special Counsel

Re:           Urigen Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1
Filed November 27, 2007
File No. 333-146674

Ladies and Gentlemen:

We have set forth below the comments issued by the staff of the Securities and Exchange Commission by letter dated December 5, 2007.  Each comment is followed by the Company’s response.

FORM S-1

Selling Stockholder, page 19

Series B Convertible Preferred Stock Purchase Agreement, page 20

1.           Please revise the headings of the tables on pages 22-23 to clearly identify the information that each table contains.

Response:
We have revised each table to clearly identify the information that each table contains.

61 BROADWAY    NEW YORK, NEW YORK  10006
T 212-930-9700  F 212-930-9725   www.srff.com

2.           We are reissuing part of prior comment 2. Please add to Table I the total possible payments that you have made or may be required to make in connection with the transaction to the selling stockholder, any of its affiliates or any person with whom the selling stockholder had a contractual relationship regarding the transaction. For example, we note that you have not included in this table:
a.           the liquidated damages described in Table 3,

b.           the dividend payments described on page 20, or

c.           the possible redemption payments described on page 20.

Please revise this information throughout the Selling Stockholder section. For example, we note that you provide this information again in Table 5.

Response:
We have revised the table 1 to include the additional disclosure.

3.           In addition, as noted in prior comment 2, please provide footnote disclosure of the terms, details, and/or assumptions which you used to calculate each such payment made in Table 1.

a.
For the calculation of the possible dividend payments, please include in the table the total amount to be paid in the first year following the sale of the Series B Preferred Shares with a footnote that details that such dividends will continue so long as the preferred stock remains outstanding.

b.
Additionally, please add a footnote to the liquidated damages. In addition to the general terms of the liquidated damages provisions which you state on the bottom of page 22, please clearly state and quantify in this footnote that you have incurred and owe the liquidated damages due to your failure to respond to the SEC comments within 14 days.

Response:
We have revised to include the suggested disclosure.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

The Company is simultaneously herewith submitting a request for acceleration so that the Registration Statement is declared effective on Friday, December 14, 2007.

Thank you in advance for your prompt review and assistance.  If you have any questions, please contact the undersigned.

Very truly yours,
/s/ Marcelle S. Balcombe
Marcelle S. Balcombe

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